Contact

www.linkedin.com/in/lanec (LinkedIn)
www.lanecampbell.com (Personal)

Top Skills

Information Technology
Python
Network Security

Languages

HTML (Full Professional)
PHP (Full Professional)
Python (Full Professional)
MySQL (Full Professional)
PostgreSQL (Full Professional)
Asterisk (Native or Bilingual)
FreeSwitch (Full Professional)

Certifications

Web Engineering with Python and Web2py

Honors-Awards

2013 CRN NEXT-GEN 250 - One of Top 250 Fastest Growing IT Companies

2012 CRN NEXT-GEN 250 - One of Top 250 Fastest Growing IT Companies

Publications

The Enterprise Cloud War: Google And Microsoft Partners Weigh In

Google Beefs Up Compute Engine

New Cloud Tiers Position Rackspace For More Managed Services Offerings

Make a Lasting Impression in Under 5 Minutes: 14 Ideas

13 Things Not to Do at a Networking Event, Ever

Lane Campbell

Real Estate and Technology Leader / Quantum Computing / Blockchain / Public and Private Leadership / Call my office anytime (212) 300-6002
New York, New York, United States

Summary

The people who turn to me for advice are the same people helping the leaders of companies that do over $140B in annual revenue.

Experience

Boulevard Impact Group
Principal
September 2021 - Present (1 year 3 months)
Solon, Ohio, United States

Real Estate, Private Equity, & Impact.

FBI - InfraGard
Member
March 2016 - Present (6 years 9 months)
Chicago

InfraGard is a partnership between the FBI and the private sector. It is an association of persons who represent businesses, academic institutions, state and local law enforcement agencies, and other participants dedicated to sharing information and intelligence to prevent hostile acts against the U.S.

Entanglement Institute, Inc.
Advisor
July 2019 - Present (3 years 5 months)
Newport, Rhode Island

Quantum computing facility that is a private/public venture.

Founder Institute
Mentor
March 2016 - Present (6 years 9 months)

Founder Institute Mentors provide the support, feedback, and guidance to help early-stage founders.

Patents

Decentralized Identity & Network for Consumer-Controlled Data Management

Lean Startup Co.
Advisor
September 2017 - Present (5 years 3 months)
San Francisco Bay Area

Govsoft
Principal
August 2020 - Present (2 years 4 months)
Cleveland, Ohio, United States

Govsoft is an American technology firm. As a firm, we offer leading experts in technology with bold thinking, inspired people, and a passion for results that come together for extraordinary impact.

Forbes Technology Council
Founding Member
September 2015 - Present (7 years 3 months)

Forbes Technology Council is an invitation-only organization comprised of elite CIOs, CTOs and technology executives.

http://forbestechcouncil.com/

Ithaca College
Member of the Advisory Board for the Customer Experience Certificate Program
April 2022 - Present (8 months)
New York, United States

Terasynth
Board Member
September 2022 - Present (3 months)

Member of the Board of Directors

HelloWoofy.com
Member Board Of Directors
July 2022 - Present (5 months)
New York, New York, United States

Supporting the CEO of Woofy with however I can be helpful as they make their dent in the universe.

YEC
Member

December 2013 - Present (9 years)

The YEC is a highly selective, invite-only group of like minded peers from nearly every industry. As a group work done by the YEC has been honored by Nasdaq, The White House and has been recognized in media outlets worldwide.

June, Inc.

Founder

June 2015 - Present (7 years 6 months)

Delaware, United States

Give me six hours to chop down a tree and I will spend the first four sharpening the axe.

Visit our site http://www.june.win to sign up for updates.

I walk slowly, but I never walk backwards.
ductus exemplo

Abstraction

Principal

March 2021 - Present (1 year 9 months)

Cleveland, Ohio, United States

Bitcoin Advisors

Principal

October 2021 - Present (1 year 2 months)

Solon, Ohio, United States

Data Bancorp

Principal

September 2021 - Present (1 year 3 months)

Capitol Enquiry

CIO

January 2013 - Present (9 years 11 months)

Sacramento, California Area

Launched three new technology initiatives in 2016 for a 43 year old business.

Vue Ventures

CTO

May 2015 - May 2022 (7 years 1 month)

Chicago, IL

I lend my expertise to the operations of Vue Ventures, an early stage venture fund founded by serial entrepreneurs.

Unitychain
Advisor
August 2019 - November 2020 (1 year 4 months)
San Francisco Bay Area

Worlds most performant blockchain. A decentralized identity powered blockchain that is GDPR compliant.

iSocialy, Inc.
Member Board Of Directors
October 2018 - October 2020 (2 years 1 month)
Greater New York City Area

Member of the Board of Directories for the publicly traded company iSocialy, Inc.

Accredited Health
Co-Founder
February 2018 - October 2020 (2 years 9 months)
Los Altos, California

Helping healthcare payers and providers with scientifically exact predictions using artificial intelligence.

Paro.io
Advisor
September 2016 - September 2020 (4 years 1 month)
Greater Chicago Area

Advisor to the CEO.

PRÊTE
Advisor
May 2017 - June 2019 (2 years 2 months)

PRÊTE partners with high-end salons all over the country to book you blowouts at the salons closest to you at the time you want. PRÊTE Concierges will find you a 5 star salon spot anytime you'd like, in any of our markets.

BAX
Advisor
February 2018 - May 2019 (1 year 4 months)

BAX helped startups raise capital.

Crooru
Interim CTO
October 2017 - October 2018 (1 year 1 month)

Crooru aims to become the first on-demand platform to allow multiple agencies to share qualified Caregiver talent in the Post-Acute and Long -Term Care market.

fastAdvocate
COO
January 2016 - December 2017 (2 years)

Sacramento, California Area

Mobile First Grassroots Lobbying Software

Chipy Web SIG (Python Study Group)
Organizer
March 2015 - December 2015 (10 months)

Chicago, IL

This began in my home as the Chicago Django Study Group and ran as a weekly meeting. In 2015 it was adopted by Chipy (Chicago Python). When started it was purposefully held as an unstructured meetup for students to learn Django together. This loosely defined group of individuals were either working on their own projects or looking to learn an important life skill.

In 2016 it was picked up by the Systems Team at Vokal to become the Chipy Web SIG.

ManhattanDigest
Co-Founder / CTO
January 2013 - October 2015 (2 years 10 months)

New York

*DIVESTED October 2015

ManhattanDigest.com is a new online only publication that brings our visitors the latest Entertainment, Fashion and Celebrity Gossip updates. Ryan Shea serves as the editor-in-chief of this new media outlet. Ryan began his work online with Examiner and AOL before starting ManhattanDigest.com with Co-Founder Lane Campbell. Lane has been working in startups for the past 10 years and helped launch ManhattanDigest.com with a scalable infrastructure

that can handle the overwhelming traffic the site has seen since it's launch. Within less than 6 months ManhattanDigest.com received over 100,000 unique visitors and had over 100 contributing writers. By October 2015 ManhattanDigest.com had received over 1M unique viewers and spawned a following in NYC.

Durmic Consulting
Member of the Board
May 2014 - September 2015 (1 year 5 months)

Provided general business counsel to the executive team.

RSCU
Founder
January 2013 - March 2015 (2 years 3 months)
Chicago, IL

ACQUIRED March 2015

RSCU is Powerful Enterprise Backup Software. Backup all your data with RSCU to ensure your business is safe in a disaster. Unlike other cloud backup software RSCU does data encryption on your computer, this allows the data to be stored in a more affordable commoditized manner. RSCU does Compression, Deduplication, and byte level incremental backups.

Syntress Staffing
CEO
May 2014 - February 2015 (10 months)

DIVESTED in February 2015

Syntress Staffing provided staffing, cloud, development and telecom services for customers.

Syntress
CEO and Founder
February 2011 - May 2014 (3 years 4 months)

ACQUIRED May 2014

Syntress, LLC was ranked by CRN as one of the NextGen 250 in 2012 and 2013 demonstrating our remarkable growth in the industry.

ChicagoMicro

CIO/CTO
2011 - April 2013 (2 years)
Arlington Heights

ACQUIRED August 2013

I served the teams at ChicagoMicro with both technical and operational expertise.

Hosted VoIP Provider

Managing Partner and Chief Technology Officer
April 2007 - February 2011 (3 years 11 months)

DIVESTED in February 2011

Lane Campbell served as the Managing Partner from mid-2007 into early-2010 when Mr. Campbell adopted the role of CTO. In early 2011 Mr. Campbell sold all of his equity.

Throughout his time here Mr. Campbell was responsible for managing a team of engineers located in different states; this engineering team served many roles for the company. Under Mr. Campbell's direction, the company offered a support helpdesk for small businesses, launched innovative web projects, engineered business network solutions and built a nation wide VoIP network.

Paramount Payroll

Chief Technology Officer
November 2008 - November 2009 (1 year 1 month)

Please inquire directly to learn more about my role with Paramount Payroll.

Education

Massachusetts Institute of Technology

EDx Online Program, Quantum Computing · (2018 - 2018)

University of Cincinnati

Engineering · (2003 - 2007)

Solon High School

High School · (1999 - 2003)